FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of May 2019

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Consolidated Results of Operations (US GAAP), Fourth quarter and fiscal year ended March 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 10, 2019	By:	/s/ Go Sugiyama
Go Sugiyama
Senior Managing Director

Connecting Markets East & West Consolidated Results of Operations Fourth quarter, year ended March 2019 (US GAAP) Nomura Holdings, Inc. April 2019 © Nomura

Outline Presentation Executive summary (p. 2-4) Overview of results (p. 5) Business segment results (p. 6) Retail (p. 7-8) Asset Management (p. 9-10) Wholesale (p. 11-13) Non-interest expenses (p. 14) Robust financial position (p. 15) Funding and liquidity (p. 16) Financial Supplement Consolidated balance sheet (p. 18) Value at risk (p. 19) Consolidated financial highlights (p. 20) Consolidated income (p. 21) Main revenue items (p. 22) Consolidated results: Income (loss) before income taxes by segment and region (p. 23) Segment “Other” (p. 24) Retail related data (p. 25-28) Asset Management related data (p. 29-30) Wholesale related data (p. 31) Number of employees (p. 32)

Executive summary (1/2)

NOMURA

FY2018/19 full year highlights

- **Loss before income taxes: Y37.7bn; Net loss[1]: Y100.4bn; EPS[2]: -Y29.92**
  - Three segment performance declined significantly YoY due to lower client activity and challenges in emerging markets and the credit market
    - Business momentum slowed in both Wholesale and Retail on the back of market uncertainties
    - Wholesale booked goodwill impairment charge (Y81bn) and one-off expenses related to revision of business portfolio
  - Outside the three segment performance also impacted by legal expenses related to legacy transactions and an unrealized loss on securities due to bearish market
- **Dividend per share: Year end Y3; Annual Y6**

	FY2017/18	FY2018/19	YoY
Net revenue	Y1,497.0bn	Y1,116.8bn	-25%
Income (loss) before income taxes	Y328.2bn	-Y37.7bn	-
Net income (loss)[1]	Y219.3bn	-Y100.4bn	-
EPS[2]	Y61.88	-Y29.92	-
ROE[3]	7.9%	-	-

Income (loss) before income taxes: Segment information	FY2017/18	FY2018/19	YoY
Retail	Y103.1bn	Y49.5bn	-52%
Asset Management	Y66.2bn	Y34.2bn	-48%
Wholesale	Y100.6bn	-Y111.4bn	-
Three segment total	Y269.9bn	-Y27.7bn	-
Other	Y56.4bn	-Y2.8bn	-
Unrealized gain (loss) on investments in equity securities held for operating purposes	Y1.9bn	-Y7.2bn	-
Income (loss) before income taxes	Y328.2bn	-Y37.7bn	-

1. *Net income (loss) attributable to Nomura Holdings shareholders.*
2. *Diluted net income (loss) attributable to Nomura Holdings shareholders per share.*
3. *Calculated using annualized net income attributable to Nomura Holdings shareholders for each period.*

2

FY2018/19: Factors behind loss before income taxes

NOMURA

Changes from same period last year



(billions of yen)
328.2
Retail 103.1
Asset Management 66.2
Wholesale 100.6
Other 56.4
Retail
-53.6
Asset Management
-32.0
Gain/loss related to ACI[1]: approx. -27
NFR&T[2] which is not included in Asset Management from FY2018/19: -2.2
Wholesale
-11.0
Goodwill impairment charge[3] -81.0
-212.0
Severance, etc. (of which, -8.4 of one-off expenses related to revision of business portfolio)
Unrealized gain (loss) on investments in equity securities held for operating purposes 1.9
Booked in FY2017/18
Booked in FY2018/19
FX translation adjustment due to progress in winding up EMEA subsidiary not present in FY2018/19
-45.4
Gain on sale of stake in JAFCO and Asahi Fire & Marine not present in FY2018/19
Approx. -18
Expenses related to legacy transactions (US DoJ, FHFA)
Approx. +45
FX translation adjustment due to progress in winding up subsidiary in Middle East & North Africa
-7.0
Settlement with US DoJ: -19.8
Legal expenses booked in 4Q: approx. -12
Expenses related to legacy transactions
Approx. -32
Unrealized gain (loss) on investments in Mebuki FG
-11.1
Other[3]
Unrealized gain (loss) on investments in equity securities held for operating purposes
-9.1
-37.7
Other: -59.2
FY2017/18
FY2018/19

1. *American Century Investments* 2. *Nomura Funds Research and Technologies*
3. *Goodwill impairment charge (Y81.4bn) attributable to Wholesale is booked as Y81bn in Wholesale and Y0.4bn in segment Other*

3

Executive summary (2/2)

FY2018/19 4Q highlights

- **Income before income taxes: Y24.4bn; Net Income[1]: Y0.8bn; EPS[2]: Y0.23**
- Firmwide performance improved QoQ but remained muted
  - Three segment performance turned positive due to the non-recurrence of goodwill impairment charge (Y81bn) attributable to Wholesale booked last quarter and improvement in gain/loss related to American Century Investments
  - Results outside the three business segments improved on increased gains from affiliated companies and an unrealized gain on securities held due to stock market rally
  - Booked one-off expenses (Y10.3bn) related to revision of business portfolio and legal expenses (approx. Y12bn) related to legacy transactions

- **Three segment income before income taxes of Y4.7bn**

Retail
- Clients remained in wait-and-see mode; Total sales sluggish due to lower market volumes
- Contained expenses but not enough to offset lower revenues leading to QoQ decline in income before income taxes

Asset Management
- Booked inflows for 11th straight quarter, which combined with market factors to lift assets under management
- Gain/loss related to American Century Investments improved, contributing to higher net revenue and income before income taxes QoQ

Wholesale
- Net revenue up QoQ driven by Fixed Income and Investment Banking
- Despite absence of goodwill impairment charge (Y81.0bn) booked last quarter, Wholesale booked a loss before income taxes partially due to one-off expenses (Y8.4bn) related to revision of business portfolio

Income (loss) before income taxes and net income (loss)[1]



Firmwide
(billions of yen)
Income (loss) before income taxes
Net income (loss)
77.4
56.9
83.0
51.9
120.8
88.0
46.9
22.7
13.6
5.2
0.5
-11.2
-76.2
-95.3
24.4
0.8
FY2017/18
FY2018/19
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q



Three segment income (loss) before income taxes
Wholesale
Asset Management
Retail
63.8
63.0
66.2
76.9
22.8
26.0
-81.3
4.7
FY2017/18
FY2018/19
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q

1. Net income (loss) attributable to Nomura Holdings shareholders.
2. Diluted net income (loss) attributable to Nomura Holdings shareholders per share.

4

Overview of results Highlights (billions of yen, except EPS and ROE) FY2018/19 FY2018/19 QoQ YoY YoY 4Q Full year Net revenue 301.3 +16% -20% 1,116.8 -25% Non-interest expenses 276.9 -18% -16% 1,154.5 -1% Income (loss) before income 24.4 —48% -37.7—taxes Net income (loss)1 0.8 —96% -100.4—EPS2 Y0.23 —96% Y-29.92—ROE3 0.1% —96%— 1. Net income (loss) attributable to Nomura Holdings shareholders. 2. Diluted net income (loss) attributable to Nomura Holdings shareholders per share. 3. Calculated using annualized net income attributable to Nomura Holdings shareholders for each period 5

Business segment results Net revenue and income (loss) before income taxes FY2018/19 FY2018/19 QoQ YoY YoY 4Q Full year Net revenue Retail 74.2 -15% -24% 339.5 -18% Asset Management 30.9 91% 13% 97.8 -23% Wholesale 142.2 11% -33% 555.4 -22% Subtotal 247.3 7% -27% 992.7 -21% Other* 52.1 32% 13% 131.3 -45% Unrealized gain (loss) on investments in equity securities held for operating purposes 1.8 — -7.2— Net revenue 301.3 16% -20% 1,116.8 -25% Income (loss) Retail 3.3 -77% -85% 49.5 -52% before income taxes Asset Management 14.4 25.7x 28% 34.2 -48% Wholesale -13.0 — -111.4— Subtotal 4.7 —94% -27.7— Other* 17.8 18% —2.8— Unrealized gain (loss) on investments in 1.8 — -7.2— equity securities held for operating purposes Income (loss) before income taxes 24.4 —48% -37.7— *Additional information on ?Other? (4Q) Legal expenses related to legacy transactions (approx. Y12bn) Gain related to economic hedging (Y6.6bn) Gain on changes to own and counterparty credit spread relating to Derivatives (Y0.9bn) 6

Retail Net revenue and income before income taxes (billions of yen) Full year Quarter FY17/ FY17/ FY18/ FY2018/19 18 QoQ YoY 18 19 4Q 1Q 2Q 3Q 4Q Net revenue 412.9 339.5 98.2 92.8 85.7 86.8 74.2 -15% -24% Non-interest expenses 309.8 290.0 76.7 72.9 73.5 72.7 70.9 -3% -8% Income before income 103.1 49.5 21.4 19.9 12.2 14.0 3.3 -77% -85% taxes Key points Full year Net revenue: Y339.5bn (-18% YoY) Income before income taxes: Y49.5bn (-52% YoY) Uncertain market environment weighed on investor sentiment; Investment trusts and stocks remained sluggish Contained expenses but not enough to offset lower revenues leading to QoQ decline in income before income taxes Fourth quarter Net revenue: Y74.2bn (-15% QoQ; -24% YoY) Income before income taxes: Y3.3bn ( -77% QoQ; -85% YoY) Retail clients continued to take a wait-and-see approach despite moderate improvement in stock prices; Total sales down on the back of lower market volumes Total sales1 (billions of yen) Stocks Bonds Investment trusts Discretionary investments, Insurance products 4,000 3,000 2,000 1,000 0 FY2017/18 FY2018/19 4Q 1Q 2Q 3Q 4Q 1. Retail channels only. 2. Retail channels, Net & Call, and Hotto Direct. Total sales1 down 33% QoQ Stocks: -48% QoQ Sales of secondary stocks slowed on weaker Japanese and foreign stocks Subscriptions for primary stocks2 decreased 86% to Y76.5bn compared to previous quarter which included a large transaction Investment trusts: -3% QoQ Although sales of investment trusts weakened, 4Q saw inflows primarily into Japanese investment trusts that invest in high beta stocks and AEJ-related investment trusts Bonds: Y473.9bn; +6% QoQ Primary transactions contributed to higher foreign bond sales; sales of JGBs for individual investors increased Sales of discretionary investments and insurance down 31% QoQ 7

Retail: Growth in consulting-related revenue amid slower recurring revenue

NOMURA

Recurring revenue



(billions of yen)
Recurring revenue (annualized, adjusted basis)
Recurring revenue cost coverage ratio (rhs)
100.0
80.0
60.0
40.0
20.0
30%
20%
10%
0%
29%
31%
31%
31%
31%
90.0
90.4
90.9
89.9
88.0
FY2017/18
FY2018/19
4Q
1Q
2Q
3Q
4Q

	Mar 2019/4Q	Dec 2018/3Q
■ Recurring revenue	Y21.7bn	Y22.7bn
– Investment trust net inflows[1]	-Y58.2bn	-Y62.9bn
– Discretionary investment net inflows[1]	-Y10.8bn	Y44.2bn
■ Sales of insurance products[2]	Y46.2bn	Y53.2bn
■ Client franchise		
– Retail client assets	Y114.7trn	Y110.0trn
– Accounts with balance	5.34m	5.35m
– NISA accounts opened (accumulated)[3]	1.70m	1.69m
– Net inflows of cash and securities[4]	-Y392.8bn	Y1,762.2bn
– Inflows of cash and securities[2]	Y944.1bn	Y1,318.4bn

Investment trust and discretionary investment AuM



(trillions of yen)
Discretionary investment
Stock investment trusts + Foreign investment trusts
15.0
10.0
5.0
0.0
13.0
13.0
13.2
12.1
12.9
2.7
2.7
2.8
2.7
2.8
10.3
10.3
10.4
9.3
10.1
FY2017/18
FY2018/19
Mar
Jun
Sep
Dec
Mar

Consulting-related revenue



(billions of yen)
Consulting-related revenue
% of Consulting-related revenue to total Retail revenue (rhs)
8.0
6.0
4.0
2.0
0.0
10%
5%
0%
4%
5%
6%
5%
9%
4.2
4.5
5.3
4.4
6.4
FY2017/18
FY2018/19
4Q
1Q
2Q
3Q
4Q

1. *Retail channels and Japan Wealth Management Group.*
2. *Retail channels only.* 3. *Includes Junior NISA.* 4. *Cash and securities inflows minus outflows, excluding regional financial institutions.*

8

NOMURA

Asset Management

Net revenue and income before income taxes[1]

(billions of yen)	Full year		Quarter						
	FY17/18	FY18/19	FY17/18	FY2018/19				QoQ	YoY
			4Q	1Q	2Q	3Q	4Q		
Revenue (excl. ACI-related)	105.3	**102.9**	26.5	26.3	26.1	24.5	**26.0**	+6%	-2%
ACI-related revenue	22.1	**-5.0**	0.9	-0.2	-1.5	-8.3	**4.9**	-	5.7x
Net revenue	127.3	**97.8**	27.3	26.1	24.7	16.2	**30.9**	+91%	+13%
Non-interest expenses	61.2	**63.7**	16.0	15.8	15.8	15.6	**16.5**	+5%	+3%
Income before income taxes	66.2	**34.2**	11.3	10.3	8.9	0.6	**14.4**	25.7x	+28%

Assets under management (net)[2]

(trillions of yen)



Investment trust business
Investment advisory business
50.0
15.9
34.1
50.8
16.2
34.7
52.8
16.8
36.0
48.3
15.1
33.3
51.4
15.8
35.5
FY2017/18
FY2018/19
Mar
Jun
Sep
Dec
Mar

Key points

Full year

- Net revenue: Y97.8bn (-23% YoY)
- Income before income taxes: Y34.2bn (-48% YoY)
  - Robust business performance; Gain/loss related to American Century Investments (ACI) dragged down net revenue
  - Approx. Y2.2trn of inflows driven by sales of privately placed funds for financial institutions and investment trusts for discretionary investments, lifting assets under management to second highest level

Fourth quarter

- Net revenue: Y30.9bn (+91% QoQ; +13% YoY)
- Income before income taxes: Y14.4bn (25.7x QoQ; +28% YoY)
  - ACI-related gain/loss also contributed to higher QoQ net revenue and income before income taxes
  - Market factors and continued inflows drove an improvement in assets under management compared to December

Investment trust business

- Inflows mainly into ETFs and privately placed funds for financial institutions
  - ETF: AuM at highest level ever (Mar: Y16.8trn)
  - Investment trust business (excl. ETF): Inflows from privately placed funds for financial institutions and newly launched funds

Investment advisory business and international business

- Outflows from Japanese public and private pension funds; Internationally, US and global high yield products reported ongoing inflows

1. This table presents a reconciliation of net revenues (other than ACI-related revenue) and ACI-related revenue, which are non-GAAP measures prepared on a management accounting basis, to net revenue for the Asset Management segment. ACI-related revenue includes fair value adjustments of our investment in, funding cost equivalent for our investment in and dividends from ACI. Figures from FY2018/19 1Q do not include Nomura Funds Research and Technologies. 2. Net after deducting duplications from assets under management (gross) of Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management, and Wealth Square. Figures from June 2018 do not include Nomura Funds Research and Technologies

9

Asset Management Collaboration with American Century Investments (ACI) yields results Nomura Asset Management public investment trust market Flow of funds1 share2 (billions of yen) 28.0% Investment trust business Investment advisory business 27.7% 27.6% 1,404 27.4% 1,500 27.3% 787 27.3% 248 1,000 612 27.0% 1,156 372 436 1,141 500 109 109 156 503 263 280 0 -354 26.0% -500 FY2017/18 FY2018/19 FY2017/18 FY2018/19 4Q 1Q 2Q 3Q 4Q Mar Jun Sep Dec Mar Flow of funds in investment trust business1 AuM growth due to collaboration with ACI (billions of yen) MRFs, etc. (billions of USD) Investment trust business ETF (excl. ETF) Other investment trusts (excl. ACI-collaborated AuM increased to USD5.4bn in two years 2,000 1,740 ETFs) Continued inflows into Nomura ACI Advanced Medical Impact Investment, 1,500 1,391 launched Oct. 2018, contributed to AuM growth 1,000 5.4 510 483 Nomura ACI 500 147 1.6 Advanced Medical 116 20 3.2 Impact Investment 0 -250 -500 -584 -230 1.6 Other -1,000 FY2017/18 FY2018/19 4Q 1Q 2Q 3Q 4Q Mar. 2017 Mar. 2018 Mar. 2019 10 1. Based on assets under management (net). 2. Source: The Investment Trusts Association, Japan. 10

Wholesale

NOMURA

Net revenue[1] and income (loss) before income taxes[2, 3]

(billions of yen)	Full year		Quarter						
	FY17/18	FY18/19	FY17/18	FY2018/19				QoQ	YoY
			4Q	1Q	2Q	3Q	4Q		
Global Markets	603.2	**453.0**	180.0	112.2	123.8	103.5	**113.6**	+10%	-37%
Investment Banking	112.1	**102.3**	31.4	25.1	23.9	24.7	**28.6**	+16%	-9%
Net revenue	715.3	**555.4**	211.4	137.3	147.7	128.2	**142.2**	+11%	-33%
Non-interest expenses	614.7	**666.8**	167.2	144.7	142.7	224.1	**155.3**	-31%	-7%
Income (loss) before income taxes	100.6	**-111.4**	44.2	-7.4	4.9	-95.9	**-13.0**	-	-

Net revenue by region

(billions of yen)



200.0
150.0
100.0
50.0
0.0
68.1
48.1
32.1
63.0
49.9
29.2
16.7
41.5
42.9
24.5
20.3
59.9
41.3
27.3
10.6
49.0
42.3
31.6
25.0
43.3
Americas
EMEA
AEJ
Japan
FY2017/18
FY2018/19
4Q
1Q
2Q
3Q
4Q

Key points

Full year
- Net revenue: Y555.4bn (-22% YoY)
- Loss before income taxes: Y111.4bn
  - Market uncertainty led to lower client activity and challenges in emerging markets and the credit market to create a challenging environment for the Global Markets business
  - Investment Banking revenues declined as fee pools contracted
  - Expenses increased due to goodwill impairment charge (Y81bn) and one-off expenses related to revision of business portfolio

Fourth quarter
- Net revenue: Y142.2bn (+11% QoQ; -33% YoY)
- Loss before income taxes: Y13.0bn
  - Global Markets net revenue increased QoQ as Fixed Income offset a slowdown in Equities
  - Investment Banking revenues were higher in both Japan and internationally
  - Despite absence of goodwill impairment charge (Y81bn) booked last quarter, one-off charge related to revision of business portfolio (Y8.4bn) led to loss before income taxes

Net revenue by region (QoQ; YoY)
- Japan: Y43.3bn (-11%; -31%)
  - Global Markets challenged, Investment Banking revenues up
- Americas: Y42.3bn (+2%; -38%)
  - Fixed Income improved driven by Rates, while Equities business had challenging quarter
- EMEA: Y31.6bn (+16%; -34%)
  - Fixed Income had a strong quarter driven by Rates
- AEJ: Y25bn (+135%; -22%)
  - All business lines reported stronger revenues QoQ

1. FY2017/18 figures for Fixed Income, Equities and Investment Banking have been restated based on a reorganization in April 2018. 2. On April 1, 2018, Nomura adopted Accounting Standards Update 2014-09 "Revenue from Contracts with Customers" and revenues and expenses related to certain Execution Services transactions are now shown as net value rather than gross value. As a result, revenues and expenses for FY2018/19 1Q, 2Q, 3Q and 4Q declined by approx. Y4.6bn, approx. Y4.1bn, approx. Y4.7bn and approx. Y4.0bn respectively.
3. This table presents a reconciliation of the Global Markets and Investment Banking financial data, which are non-GAAP measures prepared on a management accounting basis, to net revenue for the Wholesale segment.

11

Wholesale: Global Markets

NOMURA

Net revenue[1]



(billions of yen)
Equities
Fixed Income
Change of accounting policy[2]
180.0
84.4
95.7
112.2
54.5
57.7
123.8
54.2
69.6
103.5
65.9
37.5
113.6
45.6
68.0
QoQ +10%
YoY -37%
FY2017/18
FY2018/19
4Q
1Q
2Q
3Q
4Q

FY2018/19 full year and 4Q net revenue by region



Full year
Fourth quarter
-25%
Americas
EMEA
AEJ
Japan
FY2017/18
FY2018/19
YoY
QoQ
FI
EQ
0% ~ ±5%
±5% ~ ±15%
±15% ~

Key points

Fourth quarter

- Net revenue: Y113.6bn (+10% QoQ; -37% YoY)
  - All three international regions reported higher Fixed Income revenues sequentially, while Equities revenues declined from the strong previous quarter

Fixed Income

- Net revenue: Y68bn (+81% QoQ; -29% YoY)
  - Stronger revenues across all products, particularly Rates and Credit, thanks to improved market conditions from a turbulent end of last year

Equities

- Net revenue: Y45.6bn (-31% QoQ; -46% YoY)
  - Lower market volumes and low volatility for most part of the quarter impacted Cash Equities and Derivatives

Full year

- Revenues declined YoY in both Fixed Income and Equities. Ongoing macro uncertainties weighed down on Fixed Income, while Equities slowed down with lower client activities

Fourth quarter

- Americas: Fixed Income improved, driven by Rates and Securitized Products; In Equities, revenues declined in both Derivatives and Cash
- EMEA: Performance improved across Rates, Credit and FX & EM
- AEJ: In Fixed Income, both Credit and FX&EM had a strong quarter, and Equities performance also improved QoQ
- Japan: Fixed Income had a slower quarter driven by Rates partially offset by improved FX & EM; In Equities, Derivatives revenues declined from a strong previous quarter

1. *FY2017/18 figures for Fixed Income, Equities and Investment Banking have been restated based on a reorganization in April 2018.*
2. *On April 1, 2018, Nomura adopted Accounting Standards Update 2014-09 "Revenue from Contracts with Customers" and revenues and expenses related to certain Execution Services transactions are now shown as net value rather than gross value. As a result, revenues and expenses for FY2018/19 1Q, 2Q, 3Q and 4Q declined by approx. Y4.6bn, approx. Y4.1bn, approx. Y4.7bn and approx. Y4.0bn respectively.*

12

Wholesale: Investment Banking

NOMURA

Net revenue[1]



(billions of yen)
31.4
25.1
23.9
24.7
28.6
QoQ
+16%
YoY
-9%
FY2017/18
FY2018/19
4Q
1Q
2Q
3Q
4Q

Key points

Full year

- Revenues declined YoY amid continued drop in global fee pools; Revenues driven by M&A and ECM businesses on the back of successful collaboration across regions and divisions

Fourth quarter

- Net revenue: Y28.6bn (+16% QoQ; -9% YoY)
  - Japan and international revenues both up QoQ with contributions from completion of multiple M&A transactions
  - Japan
    - ✓ ECM revenues declined from last quarter which included Japan's largest ever IPO; M&A revenues increased on completion of high-profile cross-border transactions
  - International
    - ✓ M&A had a strong quarter driven by multiple high-profile transactions
    - ✓ ALF had a slower quarter due to tougher market and competitive environment

Won multiple high-profile cross-border transactions



1-3Q announced deals
4Q announced deals
Deals completed in 4Q
Asia (Incl. Japan)
Takeda Pharmaceutical's acquisition of Shire (Ireland) ($81.6bn)
Nintendo PO (Y82.4bn)
Ocean Holdings' acquisition of Orion Breweries (Y61.9bn)
Johnson & Johnson's (US) acquisition of Ci:z Holdings (Y229.8bn)
Pioneer's 3rd Party Allotment to Wolfcrest (Ireland) (Y102.0bn)
Softbank Retail / Wholesale Bond (Y450.0bn)
AGC's acquisition of Park Electro-chemical's (US) Electronics business ($145m)
Strategic Business Alliance between Grifols (Spain) and Shanghai RAAS (China) ($2.0bn)
Softbank Global IPO (Y2.6trn)
Heineken's (Netherlands) strategic partnership with China Resources Beer (HKD24bn/$300m)
Americas
Hennessy Capital Acquisition Corp. IV (US) IPO ($300m)
EMEA
Societe du Grand Paris (France) Green Bond (€2.0bn)
Financing on Carlyle Group's (US) acquisition of AkzoNobel's (Netherlands) Specialty Chemicals business (€7.3bn)
L Catterton's (US) sale of Elemis (US) to L'Occitane (France) ($900m)
L Catterton's (US) sale of OneSpaWorld to Haymaker Acquisition Corp. (US) ($948m)

1. *FY2017/18 figures for Fixed Income, Equities and Investment Banking have been restated based on a reorganization in April 2018.*

13

Non-interest expenses

NOMURA

Full year / Quarter



Other
Business development expenses
Occupancy and related depreciation
Information processing and communications
Commissions and floor brokerage¹
Compensation and benefits
(billions of yen)
1,500
1,000
500
0
1,168.8
1,154.5
331.1
258.4
282.5
336.8
276.9
(billions of yen)
400
300
200
100
0

	Full year		Quarter					
	FY2017/18	FY2018/19	FY2017/18 4Q	FY2018/19 1Q	FY2018/19 2Q	FY2018/19 3Q	FY2018/19 4Q	QoQ
Compensation and benefits	530.6	**497.1**	141.0	127.7	125.8	118.9	**124.6**	**4.8%**
Commissions and floor brokerage¹	99.9	**82.6**	25.6	20.9	19.6	23.8	**18.3**	**-23.2%**
Information processing and communications	184.8	**166.9**	43.9	41.0	40.5	41.8	**43.6**	**4.5%**
Occupancy and related depreciation	67.9	**64.9**	16.8	16.4	16.5	15.9	**16.2**	**2.5%**
Business development expenses	36.8	**36.9**	10.7	8.9	9.3	9.1	**9.6**	**4.8%**
Other	248.9	**306.0**	93.1	43.5	70.8	127.3	**64.5**	**-49.3%**
Total	1,168.8	**1,154.5**	331.1	258.4	282.5	336.8	**276.9**	**-17.8%**

Key points

Full year

- Non-interest expenses: Y1,154.5bn (-1% YoY)
  - Compensation and benefits (-6% YoY)
    - ✓ Lower bonus provisions due to pay for performance
  - Non-personnel expenses (+3% YoY)
    - ✓ Goodwill impairment charge attributable to Wholesale (Y81.4bn) booked in Other
    - ✓ Lower commissions and floor brokerage due to change in accounting policy
    - ✓ Completion of depreciation period for IT system upgrade, benefits of system integration drove down information processing and communications expenses

Fourth quarter

- Non-interest expenses: Y276.9bn (-18% QoQ)
  - Compensation and benefits (+5% QoQ)
    - ✓ Contained bonus provisions in line with pay for performance
    - ✓ One-off expenses related to revision of business portfolio (Y10.3bn)
  - Commissions and floor brokerage (-23% QoQ)
    - ✓ Absence of commissions related to large IPO in 3Q
  - Other expenses (-49% QoQ)
    - ✓ Absence of goodwill impairment charge (Y81.4bn) attributable to Wholesale booked in last quarter
    - ✓ Booked legal expenses related to legacy transactions (Y12bn)

1. *On April 1, 2018, Nomura adopted Accounting Standards Update 2014-09 "Revenue from Contracts with Customers" and revenues and expenses for certain Execution Services transactions are now shown as net value rather than gross value. As a result, revenues and expenses for FY2018/19 1Q, 2Q, 3Q and 4Q declined by approx. Y4.6bn, approx. Y4.1bn, approx. Y4.7bn and approx. Y4.0bn respectively.*

14

NOMURA

Robust financial position

Balance sheet related indicators[1] and capital ratios

	Mar 2018	Dec 2018	Mar 2019
■ Total assets	Y40.3trn	Y45.1trn	Y41.0trn
■ Shareholders' equity	Y2.7trn	Y2.7trn	Y2.6trn
■ Gross leverage	14.7x	16.9x	15.6x
Net leverage[2]	8.8x	9.9x	9.0x
■ Level 3 assets[3] (net)	Y0.5trn	Y0.6trn	Y0.6trn
■ Liquidity portfolio	Y4.6trn	Y5.0trn	Y4.9trn

(billions of yen)

Basel 3 basis	Mar 2018	Dec 2018	Mar[3] 2019
Tier 1 capital	2,666	2,638	2,606
Tier 2 capital	66	61	46
Total capital	2,732	2,699	2,652
RWA	15,122	13,799	14,267
Tier 1 capital ratio	17.6%	19.1%	18.2%
CET 1 capital ratio[4]	16.5%	17.9%	17.1%
Consolidated capital adequacy ratio	18.1%	19.5%	18.5%
Consolidated leverage ratio[5]	4.74%	4.45%	5.04%
HQLA[6]	Y4.0trn	Y4.5trn	Y4.3trn
LCR[6]	153.6%	196.7%	198.4%

RWA and CET 1 capital ratio[4]



(trillions of yen)
RWA (Basel 3) (lhs)
CET1 capital ratio (Basel 3) (rhs)
20.0
15.0
10.0
5.0
0.0
16.5%
16.1%
17.0%
17.9%
17.1%
20.0%
15.0%
10.0%
5.0%
0.0%
FY2017/18
FY2018/19
Mar
Jun
Sep
Dec
Mar

Level 3 assets[3] and Net Level 3 assets/Tier 1 capital



(billions of yen)
Level 3 Assets
Net Level 3 Assets
Net Level 3 Assets / Tier 1 Capital
800
600
400
200
0
18%
18%
20%
22%
22%
30%
20%
10%
0%
FY2017/18
FY2018/19
Mar
Jun
Sep
Dec
Mar

1. Balance sheet as of Mar 2018 was revised. Please refer to page 18 for further details. 2. Net leverage: Total assets minus securities purchased under agreements to resell and securities borrowed, divided by Nomura Holdings shareholders' equity. 3. March 2019 is preliminary. 4. CET 1 capital ratio is defined as Tier 1 capital minus Additional Tier 1 capital divided by risk-weighted assets. 5. Tier1 capital divided by exposure (sum of on-balance sheet exposures and off-balance sheet items). 6. Daily average for each quarter.

15

Funding and liquidity

NOMURA

Balance sheet structure

- Highly liquid, healthy balance sheet structure
  - 77% of assets are highly liquid trading and related assets that are marked-to-market and matched to trading and related liabilities through repos etc. (regionally and by currency)
  - Other assets are funded by equity and long-term debt, ensuring structural stability

Liquidity portfolio[2]

- Liquidity portfolio:
  - Y4.9trn, or 12% of total assets
  - Maintain a high quality liquidity portfolio surplus without the need for additional unsecured funding over a certain period

Balance sheet
(As of March 2019)



Assets
Liabilities and equity
Trading assets and related[1]
Cash and cash deposits
Other assets
Trading liabilities and related[1]
Other liabilities
Short-term borrowings
Long-term borrowings
Total equity

Unsecured funding[2]

- Approx. 80% of unsecured funding is long-term debt
- Diversified sources of funding



Short-term debt 18%
Long-term debt due within 1yr, 6%
Long-term debt, 76% Average maturity 6 years[3]
International 26%
Japan 74%
Loans
Euro MTN/Yen, retail bonds, etc.
Euro MTN/Other wholesale bonds, etc.
Bank lending market
Retail market
Wholesale market
Breakdown of short-term/long-term debt
Long-term debt by region
Funding of long-term debt

1. *Trading assets and related: Reverse repo, securities, derivatives, etc. Trading liabilities and related: Repo, securities loaned, derivatives, etc.*
2. *Definition differs from financial disclosures reflecting Liquidity Management's view. Cash and cash deposits portion of liquidity portfolio excludes funds on deposit at exchanges and segregated client funds.*
3. *Excludes long-term debt due within one year. Redemption schedule is individually estimated by considering the probability of redemption under certain stressed scenarios.*

16

Financial Supplement

Consolidated balance sheet

NOMURA

Consolidated balance sheet[1]

(billions of yen)	Mar 31, 2018	Mar 31, 2019	Increase (Decrease)		Mar 31, 2018	Mar 31, 2019	Increase (Decrease)
Assets				Liabilities			
Total cash and cash deposits	2,959	**3,262**	303	Short-term borrowings	743	**842**	98
				Total payables and deposits	3,568	**3,768**	200
Total loans and receivables	3,875	**3,882**	7	Total collateralized financing	16,697	**16,684**	-13
				Trading liabilities	8,203	**8,220**	17
Total collateralized agreements	16,238	**17,307**	1,069	Other liabilities	951	**859**	-92
				Long-term borrowings	7,383	**7,916**	533
Total trading assets[2] and private equity investments	14,980	**14,386**	-594	Total liabilities	37,544	**38,289**	745
Total other assets	2,292	**2,133**	-159	Equity			
				Total NHI shareholders' equity	2,749	**2,631**	-118
				Noncontrolling interest	51	**50**	-1
Total assets	40,344	**40,969**	625	**Total liabilities and equity**	40,344	**40,969**	625

1. Cash margin collected from clients and remitted to central clearing houses was reflected on Nomura's consolidated balance sheets. However, with effect from April 1, 2018, revisiting nature of the transactions, Nomura has revised its accounting policy for when such balances are recognized on Nomura's consolidated group balance sheet and as a result, certain cash margin amounts held on behalf of clients as well as an equivalent amount reflecting the obligation to return such amounts to clients are no longer recognized on the balance sheet if certain criteria are met. Nomura has restated previously reported amounts of Receivables from other than customers decreased by 237.0 billion yen and Payables to other than customers decreased by 237.0 billion yen, respectively, to conform to the current presentation. Also, daily variation margin for certain derivative transactions traded in Japan was reflected on Nomura's consolidated balance sheets. However, from April 1, 2018, Nomura changed its accounting policy as a result of amendment of the rules of a specific central clearing house and daily variation margin is now off-balanced. Nomura has restated previously report amounts of Trading assets decreased by 4.9 billion yen, Receivables from other than customers decreased by 5.5 billion yen and Trading liabilities decreased by 10.4 billion yen respectively to conform to the current presentation. 2. Including securities pledged as collateral.

18

Value at risk Definition From April 1, 2018, to March 31, 2019 (billions of yen)—99% confidence level—Maximum: 10.6—1-day time horizon for outstanding portfolio—Minimum: 3.1—Inter-product price fluctuations considered—Average: 4.6 (billions of yen) FY2017/18 FY2018/19 FY2017/18 FY2018/19 Mar Mar Mar Jun Sep Dec Mar Equity 1.2 1.1 1.2 2.2 2.1 1.1 1.1 Interest rate 3.1 2.8 3.1 2.9 2.9 3.5 2.8 Foreign exchange 3.2 1.9 3.2 2.3 2.2 1.7 1.9 Sub-total 7.5 5.8 7.5 7.4 7.2 6.3 5.8 Diversification benefit -1.1 -1.3 -1.1 -2.9 -2.7 -1.4 -1.3 VaR 6.4 4.5 6.4 4.5 4.5 4.9 4.5 19

Consolidated financial highlights Full year Quarter (billions of yen) (billions of yen) 300 7.9% 10% 100 7.9% 10% 8% 8% Net income (loss) 200 attributable to Nomura 6% 50 6% Holdings, Inc. (“NHI”) 4% 4% shareholders 100 22.7 219.3 0.8% 2% 2% 0.8 5.2 0 0% 0 0% -11.2 ROE(%) -100 -100.4 -50 -200 -300 -100 -95.3 FY2017/18 FY2018/19 FY2017/18 FY2018/19 4Q 1Q 2Q 3Q 4Q Net revenue 1,497.0 1,116.8 378.0 272.0 282.9 260.6 301.3 Income (loss) before income taxes 328.2 -37.7 46.9 13.6 0.5 -76.2 24.4 Net income (loss) attributable to Nomura 219.3 -100.4 22.7 5.2 -11.2 -95.3 0.8 Holdings, Inc. (“NHI”) shareholders Total NHI shareholders’ equity 2,749.3 2,631.1 2,749.3 2,797.2 2,800.8 2,662.9 2,631.1 ROE (%)1 7.9%—7.9% 0.8% — -Basic-Net income (loss) attributable to NHI 63.13 -29.90 6.68 1.54 -3.31 -28.52 0.25 shareholders per share (yen) Diluted-Net income (loss) attributable to NHI 61.88 -29.92 6.56 1.50 -3.32 -28.52 0.23 shareholders per share (yen) Total NHI shareholders’ equity per share (yen) 810.31 794.69 810.31 822.88 828.02 805.07 794.69 1. Quarterly ROE is calculated using annualized year-to-date net income. 20

Consolidated income

NOMURA

(billions of yen)	Full year		Quarter				
	FY2017/18	FY2018/19	FY2017/18	FY2018/19			
			4Q	1Q	2Q	3Q	4Q
Revenue							
Commissions[1]	373.3	**293.1**	95.4	79.5	74.8	72.7	**66.1**
Fees from investment banking	101.7	**101.5**	22.6	24.0	19.1	33.1	**25.3**
Asset management and portfolio service fees	245.6	**245.5**	62.3	63.0	62.7	60.6	**59.2**
Net gain on trading	442.9	**343.0**	146.3	71.9	75.8	96.9	**98.4**
Gain (loss) on private equity investments	-0.9	**1.0**	1.5	0.6	0.3	0.5	**-0.3**
Interest and dividends	585.7	**777.0**	148.2	169.6	188.7	214.5	**204.1**
Gain (loss) on investments in equity securities	2.7	**-7.0**	-5.0	2.1	-1.1	-9.9	**1.9**
Other	221.2	**81.1**	39.9	20.5	28.1	-11.1	**43.7**
Total revenue	1,972.2	**1,835.1**	511.2	431.0	448.4	457.4	**498.4**
Interest expense	475.2	**718.3**	133.2	159.0	165.5	196.8	**197.1**
Net revenue	1,497.0	**1,116.8**	378.0	272.0	282.9	260.6	**301.3**
Non-interest expenses[1]	1,168.8	**1,154.5**	331.1	258.4	282.5	336.8	**276.9**
Income (loss) before income taxes	328.2	**-37.7**	46.9	13.6	0.5	-76.2	**24.4**
Net income (loss) attributable to NHI shareholders	219.3	**-100.4**	22.7	5.2	-11.2	-95.3	**0.8**

1. On April 1, 2018, Nomura adopted Accounting Standards Update 2014-09 "Revenue from Contracts with Customers" and revenues and expenses related to certain Execution Services transactions are now shown as net value rather than gross value. As a result, revenues and expenses for FY2018/19 1Q, 2Q, 3Q and 4Q declined by approx. Y4.6bn, approx. Y4.1bn, approx. Y4.7bn and approx. Y4.0bn respectively.

21

Main revenue items Full year Quarter (billions of yen) FY2017/18 FY2018/19 FY2017/18 FY2018/19 4Q 1Q 2Q 3Q 4Q Stock brokerage commissions1 243.8 192.0 63.8 50.2 47.4 50.5 43.9 Other brokerage commissions 17.0 14.4 6.0 4.1 3.4 4.3 2.5 Commissions Commissions for distribution of investment trusts 85.7 56.6 19.5 17.8 15.6 11.5 11.7 Other 26.9 30.0 6.2 7.3 8.4 6.4 8.0 Total 373.3 293.1 95.4 79.5 74.8 72.7 66.1 Equity underwriting and distribution 23.2 30.0 4.1 5.8 5.9 14.7 3.6 Bond underwriting and distribution 16.3 22.7 3.4 6.2 4.6 6.6 5.3 Fees from M&A / Financial advisory fees 39.3 33.2 9.1 7.3 5.6 7.3 13.0 investment banking Other 22.9 15.5 6.0 4.7 3.0 4.5 3.4 Total 101.7 101.5 22.6 24.0 19.1 33.1 25.3 Asset management Asset management fees 170.4 168.7 44.1 43.6 43.4 41.5 40.2 and portfolio service Administration fees 57.9 61.0 14.1 15.2 15.3 15.2 15.2 fees Custodial fees 17.3 15.8 4.2 4.1 4.0 3.9 3.9 Total 245.6 245.5 62.3 63.0 62.7 60.6 59.2 1. On April 1, 2018, Nomura adopted Accounting Standards Update 2014-09 ?Revenue from Contracts with Customers? and revenues and expenses related to certain Execution Services transactions are now shown as net value rather than gross value. As a result, revenues and expenses for FY2018/19 1Q, 2Q, 3Q and 4Q declined by approx. Y4.6bn, approx. Y4.1bn, approx. Y4.7bn and approx. Y4.0bn respectively. 22

Consolidated results: Income (loss) before income taxes by segment and region

NOMURA

Adjustment of consolidated results and segment results: Income (loss) before income taxes

(billions of yen)	Full year FY2017/18	Full year FY2018/19	Quarter FY2017/18 4Q	Quarter FY2018/19 1Q	FY2018/19 2Q	FY2018/19 3Q	FY2018/19 4Q
Retail	103.1	**49.5**	21.4	19.9	12.2	14.0	**3.3**
Asset Management[1]	66.2	**34.2**	11.3	10.3	8.9	0.6	**14.4**
Wholesale	100.6	**-111.4**	44.2	-7.4	4.9	-95.9	**-13.0**
Three business segments total	269.9	**-27.7**	76.9	22.8	26.0	-81.3	**4.7**
Other[1]	56.4	**-2.8**	-25.0	-11.2	-24.5	15.1	**17.8**
Segments total	326.3	**-30.5**	51.9	11.6	1.6	-66.2	**22.5**
Unrealized gain (loss) on investments in equity securities held for operating purposes	1.9	**-7.2**	-5.0	2.0	-1.1	-10.0	**1.8**
Income (loss) before income taxes	328.2	**-37.7**	46.9	13.6	0.5	-76.2	**24.4**

Geographic information: Income (loss) before income taxes[2]

(billions of yen)	Full year FY2017/18	Full year FY2018/19	Quarter FY2017/18 4Q	Quarter FY2018/19 1Q	FY2018/19 2Q	FY2018/19 3Q	FY2018/19 4Q
Americas	-8.8	**-114.1**	-26.0	-1.7	-21.6	-87.1	**-3.7**
Europe	-14.7	**-56.9**	0.9	-5.2	-11.6	-14.5	**-25.5**
Asia and Oceania	22.8	**5.0**	6.4	-0.8	1.0	-3.9	**8.7**
Subtotal	-0.7	**-165.9**	-18.7	-7.7	-32.2	-105.5	**-20.5**
Japan	328.8	**128.2**	65.6	21.3	32.6	29.4	**44.9**
Income (loss) before income taxes	328.2	**-37.7**	46.9	13.6	0.5	-76.2	**24.4**

1. *From FY2018/19 1Q, Nomura Funds Research and Technologies has been moved from Asset Management to segment Other.*
2. *Geographic information is based on U.S. GAAP. (Figures are preliminary for the three months ended March 31, 2019). Nomura's revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. This information is not used for business management purposes.*

23

Segment “Other” Income (loss) before income taxes Full year Quarter (billions of yen) 80.0 60.0 56.4 40.0 17.8 20.0 15.1 0.0 -2.8 -20.0 -11.2 -25.0 -24.5 -40.0 1 2 1 2 3 4 5 FY2017/18 FY2018/19 FY2017/18 FY2018/19 4Q 1Q 2Q 3Q 4Q Net gain (loss) related to economic -6.5 1.8 1.7 -13.8 -16.0 25.1 6.6 hedging transactions Realized gain (loss) on investments in equity 0.8 0.2 0.0 0.0 0.0 0.1 0.1 securities held for operating purposes Equity in earnings of affiliates 34.2 32.5 11.0 6.6 8.5 1.4 15.9 Corporate items -41.9 -36.0 -40.2 -2.5 -23.7 0.6 -10.4 Others 69.7 -1.3 2.6 -1.6 6.7 -12.2 5.7 Income (loss) before income taxes 56.4 -2.8 -25.0 -11.2 -24.5 15.1 17.8 24

Retail related data (1)

NOMURA

(billions of yen)	Full year FY2017/18	Full year FY2018/19	Quarter FY2017/18 4Q	FY2018/19 1Q	FY2018/19 2Q	FY2018/19 3Q	FY2018/19 4Q	QoQ	YoY
Commissions	192.7	**142.8**	47.5	40.8	36.8	34.1	**31.0**	**-9.1%**	**-34.7%**
Of which, stock brokerage commission	82.2	**60.2**	21.7	16.8	15.3	15.8	**12.2**	**-22.7%**	**-43.6%**
Of which, commissions for distribution of investment trusts	87.1	**57.9**	19.5	18.5	15.6	11.7	**12.1**	**3.7%**	**-37.9%**
Sales credit	91.5	**55.8**	17.5	18.9	15.5	10.9	**10.5**	**-4.2%**	**-40.1%**
Fees from investment banking and other	26.0	**34.0**	6.1	6.0	7.0	14.3	**6.7**	**-53.2%**	**9.5%**
Investment trust administration fees and other	93.6	**95.4**	24.0	24.4	24.0	23.6	**23.4**	**-1.1%**	**-2.6%**
Net interest revenue	9.2	**11.5**	3.0	2.8	2.4	3.8	**2.6**	**-32.2%**	**-15.0%**
Net revenue	412.9	**339.5**	98.2	92.8	85.7	86.8	**74.2**	**-14.6%**	**-24.5%**
Non-interest expenses	309.8	**290.0**	76.7	72.9	73.5	72.7	**70.9**	**-2.6%**	**-7.7%**
Income before income taxes	103.1	**49.5**	21.4	19.9	12.2	14.0	**3.3**	**-76.5%**	**-84.6%**
Domestic distribution volume of investment trusts[1]	3,610.5	**2,423.7**	875.3	747.6	648.8	527.5	**499.8**	**-5.2%**	**-42.9%**
Bond investment trusts	0.0	**0.0**	0.0	0.0	0.0	0.0	**0.0**	**-**	**-**
Stock investment trusts	3,198.6	**2,130.8**	726.8	669.1	583.6	451.7	**426.4**	**-5.6%**	**-41.3%**
Foreign investment trusts	411.9	**292.9**	148.5	78.5	65.2	75.8	**73.4**	**-3.1%**	**-50.6%**
Other									
Accumulated value of annuity insurance policies	3,094.5	**3,260.7**	3,094.5	3,139.0	3,178.2	3,225.1	**3,260.7**	**1.1%**	**5.4%**
Sales of JGBs for individual investors (transaction base)	628.1	**1,022.8**	224.1	312.2	206.5	237.6	**266.6**	**12.2%**	**18.9%**
Retail foreign currency bond sales	1,249.9	**848.9**	318.4	234.6	211.0	193.1	**210.1**	**8.8%**	**-34.0%**

1. *Excluding former Net & Call. Former Net & Call included from FY2017/18 4Q.*

25

Retail related data (2) Retail client assets (trillions of yen) 140 Other 122.8 118.6 117.7 114.7 117.7 114.7 Foreign investment 120 110.0 trusts 100 Bond investment trusts 80 Stock investment trusts 60 Domestic bonds 40 Foreign currency 20 bonds Equities 0 FY2017/18 FY2018/19 FY2017/18 FY2018/19 Mar Mar Mar Jun Sep Dec Mar Equities 75.7 71.9 75.7 76.4 79.8 68.4 71.9 Foreign currency bonds 6.1 6.3 6.1 6.1 6.1 6.2 6.3 Domestic bonds1 11.9 12.5 11.9 11.9 12.1 12.3 12.5 Stock investment trusts 9.1 9.0 9.1 9.1 9.2 8.3 9.0 Bond investment trusts 7.1 6.8 7.1 7.2 7.1 6.8 6.8 Foreign investment trusts 1.2 1.1 1.2 1.2 1.2 1.1 1.1 Other2 6.7 7.1 6.7 6.7 7.2 6.9 7.1 Total 117.7 114.7 117.7 118.6 122.8 110.0 114.7 1. Including CBs and warrants. 2. Including annuity insurance. 26

Retail related data (3) Net inflows of cash and securities1 Full year Quarter (billions of yen) (billions of yen) 2,500 2,500 2,015 2,000 2,000 1,762 1,500 1,500 1,000 1,000 682 500 500 0 0 -196 -37 -500 -500 -403 -393 FY2017/18 FY2018/19 FY2017/18 FY2018/19 4Q 1Q 2Q 3Q 4Q 1. Cash and securities inflows minus outflows, excluding regional financial institutions. 27

Retail related data (4) Number of accounts (thousands) FY2017/18 FY2018/19 FY2017/18 FY2018/19 Mar Mar Mar Jun Sep Dec Mar Accounts with balance 5,318 5,338 5,318 5,318 5,318 5,354 5,338 Equity holding accounts 2,822 2,908 2,822 2,823 2,829 2,905 2,908 Online service accounts1, 2 4,387 4,569 4,387 4,427 4,470 4,526 4,569 New Individual accounts / IT share3 Full year Quarter FY2017/18 FY2018/19 (thousands) FY2017/18 FY2018/19 4Q 1Q 2Q 3Q 4Q New individual accounts 231 257 66 58 65 73 60 IT share3 No. of orders 67% 78% 78% 78% 78% 77% 80% Transaction value 43% 53% 56% 53% 54% 53% 53% 1. Number of accounts for previous years have been reclassified in line with definition introduced in FY2017/18 1Q. 2. Net & Call and Home Trade were merged in January 2018 to form Online Services which started providing new services. 3. Ratio of cash stocks traded via former Home trade. From FY2017/18 4Q, ratio of cash stocks traded via Online Services. 28

Asset Management related data (1)

NOMURA

(billions of yen)	Full year[1] FY2017/18	FY2018/19	Quarter[1] FY2017/18 4Q	FY2018/19 1Q	2Q	3Q	4Q	QoQ	YoY
Revenue (excl. ACI-related)	105.3	**102.9**	26.5	26.3	26.1	24.5	**26.0**	**6.3%**	**-1.7%**
ACI-related revenue	22.1	**-5.0**	0.9	-0.2	-1.5	-8.3	**4.9**	**-**	**5.7x**
Net revenue	127.3	**97.8**	27.3	26.1	24.7	16.2	**30.9**	**91.0%**	**13.1%**
Non-interest expenses	61.2	**63.7**	16.0	15.8	15.8	15.6	**16.5**	**5.5%**	**2.8%**
Income before income taxes	66.2	**34.2**	11.3	10.3	8.9	0.6	**14.4**	**25.7x**	**27.7%**

Assets under management by company

(trillions of yen)	FY2017/18 Mar	FY2018/19 Mar	FY2017/18 Mar	FY2018/19 Jun	Sep	Dec	Mar
Nomura Asset Management	52.4	**53.4**	52.4	53.1	55.1	50.2	**53.4**
Nomura Funds Research and Technologies	2.8	**-**	2.8	-	-	-	**-**
Nomura Corporate Research and Asset Management	2.7	**3.0**	2.7	2.8	2.9	2.6	**3.0**
Assets under management (gross)[2]	57.8	**56.4**	57.8	55.9	58.0	52.9	**56.4**
Group company overlap	7.8	**5.0**	7.8	5.1	5.2	4.5	**5.0**
Assets under management (net)[3]	50.0	**51.4**	50.0	50.8	52.8	48.3	**51.4**

1. *This table presents a reconciliation of net revenues (other than ACI-related revenue) and ACI-related revenue, which are non-GAAP measures prepared on a management accounting basis, to net revenue for the Asset Management segment. ACI-related revenue includes fair value adjustments of our investment in, funding cost equivalent for our investment in and dividends from ACI. Figures from FY2018/19 1Q onwards do not include Nomura Fund Research and Technologies.*
2. *Total assets under management for Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management, and Wealth Square. Figures from June 2018 do not include Nomura Fund Research and Technologies.*
3. *Net after deducting duplications from assets under management (gross).*

29

Asset Management related data (2) Asset inflows/outflows by business1 Full year Quarter FY2017/18 FY2018/19 (billions of yen) FY2017/18 FY2018/19 4Q 1Q 2Q 3Q 4Q Investment trusts business 3,131 2,187 1,156 263 280 1,141 503 of which ETFs 3,022 2,531 1,740 147 510 1,391 483 Investment advisory business 203 20 248 109 156 -354 109 Total net asset inflow 3,334 2,207 1,404 372 436 787 612 Domestic public investment trust market and Nomura Asset Management market share2 (trillions of yen) FY2017/18 FY2018/19 FY2017/18 FY2018/19 Mar Mar Mar Jun Sep Dec Mar Domestic public stock investment trusts Market 96.9 101.5 96.9 99.1 103.8 93.6 101.5 Nomura Asset Management share (%) 25% 26% 25% 25% 25% 26% 26% Domestic public bond investment trusts Market 12.3 11.6 12.3 12.6 12.5 11.6 11.6 Nomura Asset Management share (%) 44% 45% 44% 44% 44% 45% 45% ETF Market 32.5 37.4 32.5 34.2 37.4 33.6 37.4 Nomura Asset Management share (%) 46% 45% 46% 45% 45% 45% 45% 1. Based on assets under management (net). 2. Source Investment Trusts Association, Japan. 30

Wholesale related data Full year Quarter (billions of yen) FY2017/18 FY2018/19 FY2017/18 FY2018/19 QoQ YoY 4Q 1Q 2Q 3Q 4Q Net revenue 715.3 555.4 211.4 137.3 147.7 128.2 142.2 11.0% -32.7% Non-interest expenses 614.7 666.8 167.2 144.7 142.7 224.1 155.3 -30.7% -7.1% Income (loss) before income taxes 100.6 -111.4 44.2 -7.4 4.9 -95.9 -13.0 — Breakdown of Wholesale revenues1, 2 Full year Quarter (billions of yen) FY2017/18 FY2018/19 FY2017/18 FY2018/19 QoQ YoY 4Q 1Q 2Q 3Q 4Q Fixed Income 341.6 232.8 95.7 57.7 69.6 37.5 68.0 81.2% -28.9% Equities 261.6 220.2 84.4 54.5 54.2 65.9 45.6 -30.9% -46.0% Global Markets 603.2 453.0 180.0 112.2 123.8 103.5 113.6 9.8% -36.9% Investment Banking 112.1 102.3 31.4 25.1 23.9 24.7 28.6 15.8% -8.7% Net revenue 715.3 555.4 211.4 137.3 147.7 128.2 142.2 11.0% -32.7% 1. FY2017/18 figures for Fixed Income, Equities and Investment Banking have been restated based on a reorganization in April 2018. 2. This table presents a reconciliation of the Global Markets and Investment Banking financial data, which are non-GAAP measures prepared on a management accounting basis, to net revenue for the Wholesale segment. 31

Number of employees FY2017/18 FY2018/19 FY2017/18 FY2018/19 Mar Mar Mar Jun Sep Dec Mar Japan 15,819 15,852 15,819 16,474 16,296 16,138 15,852 Europe 3,057 2,909 3,057 3,030 3,020 2,963 2,909 Americas 2,362 2,357 2,362 2,364 2,390 2,384 2,357 Asia and Oceania1 6,810 6,746 6,810 6,873 6,843 6,796 6,746 Total 28,048 27,864 28,048 28,741 28,549 28,281 27,864 1. Includes Powai office in India. 32

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